Mail Stop 3561

May 7, 2009

Christian G. Farman
Chief Financial Officer
Thor Industries, Inc.
3080 Windsor Court
Elkhart, IN 46514

> **Re: Thor Industries, Inc.**
> **File No. 001-09235**
> **Form 10-K: For the fiscal year ended July 31, 2008**
> **Form 10-Q: For the quarterly period ended January 31, 2009**

Dear Mr. Farman:

We have reviewed your April 6, 2009 correspondence and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended July 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2008 vs. Fiscal 2007

Segment Reporting, page 17

1. We have reviewed your response to our prior comment number 3. We note that your proposed disclosure focuses on the changes in cost of materials as a percentage of net sales as well as the impact of discounting on gross margins. In this regard, it does not appear to us that your proposed disclosure thoroughly analyzes cost of products sold reported by each segment. For example, in both of the towable and motorized segments, you indicate the cost of material remained

flat as a percentage of net sales for fiscal year 2008 compared to fiscal year 2007, yet cost of products sold for each increased as a percentage of net sales without clear explanation. Similarly, cost of products sold as a percentage of net sales for buses decreased between 2008 and 2007 without explanation. Furthermore, you have not discussed other significant components of inventory costs, such as labor and overhead costs, although such costs would typically impact the cost of products sold and gross margins ultimately recognized by a manufacturing company.

Based upon the observations above, we believe you should expand your disclosure to analyze and discuss (i) the period-to-period changes in each material component of inventory costs, (ii) the underlying factors resulting in such changes, and (iii) the impact of those changes on each segment's cost of products sold, gross margin, and/or average unit cost. In this regard, factors such as changes in material and labor costs should be discussed on a dollar basis, in addition to as a percentage of net sales. Your expanded disclosure should analyze and clearly explain the relative impact of all significant factors on your company's absolute gross profit, as well as gross profit margin percentage. Please provide your proposed disclosure as part of your response.

2. We also note that there are factors that impact costs of products sold that do not directly impact or relate to unit costs. For example, we note from your statement of operations that costs of products sold for fiscal year 2008 includes impairment and other charges of $7,237. Furthermore, given the significant reduction in your sales, and presumably your production levels, it would appear that costs of products sold would be impacted by factors such as increased charges related to unallocated overhead costs and decreases in freight costs incurred for the delivery of your products. In this regard, please expand your MD&A to discuss the extent that the cost of products sold of each segment has been impacted by charges that are not capitalized as a part of inventory costs. Please provide your proposed disclosure as part of your response.

3. Given that the recent decline in the demand for your products has presumably resulted in significantly lower production levels, please explain to us what consideration has been given to the guidance outlined in SFAS 151. In this regard, tell us and disclose your accounting treatment for unallocated overhead and other costs that are applicable to you and addressed by this guidance.

4. We have reviewed your response to our prior comment number 4. Please quantify each factor cited, accompanied by adequate discussion of the associated underlying drivers and any related trends to the extent material and meaningful, to enable investors to fully assess the relative impacts. For example, in the buses segment, you only quantified $705, or 21.5%, of the total variance of $3,279 between 2008 and 2007 as being attributed to commissions and bonuses – without quantification of any other factors.

5. We have reviewed your responses to our prior comment numbers 3 and 5, and we note that you continue to identify "increased discounting" as a factor that adversely affected the gross profit reported for the "Towable Recreation Vehicles" segment and the "Motorized Recreation Vehicles" segment for fiscal year 2008. However, it remains unclear to us how "increased discounting" adversely impacted the gross margin realized by these segments in fiscal year 2008, if the average sales price of each vehicle class included in these segments increased relative to the prior fiscal year. In this regard, please explain to us the context in which you have used the term "discount" and clarify in your disclosure how such discounts have resulted in lower gross profits (i.e., on both a dollar and margin percentage basis) recognized by the aforementioned segments -- despite increases in the average sales prices of each of your vehicle classes.

Notes to the Consolidated Financial Statements

F. Income Taxes, page F-12

6. We have reviewed your response to our prior comment number 8. We believe the intended revised disclosure therein should be expanded to include more detailed information similar to that provided in the response. We believe this will enable investors to more fully understand the basis for the amount of income taxes for each period presented, as well as the changes therein between periods. For example, the table in your response regarding current tax expense appears to provide meaningful information, so long as the items pertaining to the respective jurisdictions for which current tax expense is recognized is apparent therein. Consider a similar table with respect to deferred income tax expense, to the extent material and meaningful. In this regard, please consider Rule 4-08(h)(1)(ii) of Regulation S-X. Please ensure that your accompanying discussion fully and clearly addresses the reasons for the items presented and changes therein. For example, your response cited specific items of decreases totaling $22.2 million in explaining the decrease to Federal current expense of $16.2 million between 2007 and 2006, leaving $6.0 in offsetting increases unexplained or not apparent in the table. Similarly, the items cited for the change in Federal current expense between 2008 and 2007 net to $5.7 million, leaving $7.5 million unexplained or not apparent from the table. As further example, the total decrease in state and local current tax expense between 2007 and 2006 is $16.5 million. However, the reason for the change cited due to Indiana state taxes appears to result in a net decrease of $5.4 million (i.e. the Indiana tax settlement of $7.8 million in 2008 versus $2.4 million related to reversal of SFAS 5 contingency provisions in 2007), leaving $11.1 million unexplained or not apparent from the table.

7. Please explain to us and disclose the reason that the 2009 warranty risk was not insured through the captive insurance company as indicated in the response to our prior comment number 8. Discuss all cash flow impacts associated with this decision. Discuss the factors that will be determinative in future decisions in

regard to the extent that warranty risk will or will not be insured through the captive insurance company. In connection with the preceding, please provide a discussion of the significance of the captive insurance company to you where appropriate in your filing.

8. Please ensure that your analysis in MD&A addresses all significant factors associated with the amounts reported for and changes in income tax expense and the associated effective income tax rate. In connection with our comments above, it appears that your current disclosure could be more informative, particularly in regard to quantifying the relative impact of factors cited and the discussing the underlying reasons for such factors.

9. We have reviewed your response to our prior comment number 9. In regard to the reconciliation between the statutory and effective income tax rates, please separately present individual items that are in excess of 5% of the income before tax multiplied by the applicable statutory income tax rate, pursuant to Rule 4-08(h)(2) of Regulation S-X. Your response indicates that such items exist.

Form 10-Q: For the quarterly period ended January 31, 2009

Item 1. Financial Statements

Statements of Condensed Consolidated Cash Flows, page 4

10. We note that a portion of the proceeds received from the disposition of auction rate securities has been reported within "Cash flows from operating activities." While we acknowledge that your auction rate securities have been reclassified as trading securities based upon your decision to participate in the rights offering with UBS, we note that such securities were initially classified as available-for-sale based upon your intentions when the securities were originally acquired. In this regard, we believe that cash receipts from the disposition of your auction rate securities should be reported as "Cash flows from investing activities." Please advise. Refer to paragraphs 8 and 9 of SFAS No. 102 (as amended by SFAS 159), paragraph 18 of SFAS 115 (as amended by SFAS 159) and paragraphs 15 and 16 of SFAS 95 (as amended by SFAS 115) for guidance.

Notes to Condensed Consolidated Financial Statements

5. Segment Information, page 5

11. We note that your "Towable Recreation Vehicles" segment experienced significant declines in operating performance for the first and second quarters of fiscal year 2009 – including the recognition of a loss for the three month period ended January 31, 2009. Furthermore, based upon your MD&A disclosure, it

appears that the entire "towable recreation vehicles" industry has deteriorated significantly during the same reporting periods. Given the adverse change in the business climate in which your segment operates, as well as your segment's most recent operating performance, please tell us when you last tested the long-lived assets assigned to the segment for recoverability pursuant to SFAS 144. If an impairment test has been performed recently as a result of the deterioration in the segment's business climate or operating performance, please summarize the significant factors and assumptions used in your analysis and explain how you concluded that the segment's assets were not impaired. Alternatively, if no impairment analysis has been performed recently, please explain to us why you did not consider it necessary to do so.

12. We also note that the decline in the operating performance of your "Towable Recreation Vehicles" segment since April 30, 2008 has not resulted in an impairment charge against the carrying values of the goodwill or trademarks assigned to the segment. In this regard, please tell us whether you have tested the carrying values of the goodwill or trademarks assigned to the "Towable Recreation Vehicles" segment for impairment subsequent to the required annual impairment analysis completed as of April 30, 2008 pursuant to SFAS 142. If so, please tell us the timing of your most recent impairment analysis, the specific reporting units to which the goodwill and trademarks have been assigned, the specific reporting units at which the carrying values of the goodwill and trademarks were tested, the significant factors and assumptions incorporated into your impairment analysis, and the results of your test. If a significant portion of the segment's goodwill is assigned to specific reporting units within the "Towable Recreation Vehicles" segment, or if any of the goodwill is assigned to reporting units responsible for the significant decline in your segment's operating performance, your response should describe, in detail, your projections of revenue, gross profit, and pre-tax income for those reporting units – including how such estimates were derived. If you have already completed your annual impairment analysis as of April 30, 2009, please tell us the results of that analysis.

13. In view of the continuing decline in RV sales through the quarter ended April 30, 2009 as indicated in the Form 8-K file on May 5, 2009, please explain to us your evaluation of impairment regarding the Four Winds reporting unit pursuant to SFAS 142 and SFAS 144 as of April 30, 2009, including the basis for your conclusion. Tell us the significant factors and assumptions used in the evaluation and why you believe such to be reasonable under the circumstances.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief